82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02 SEP 13 AM 10:49

September 5, 2002

PRESS RELEASE

SUPPL

GGL ANNOUNCES FINANCING TOTALLING $2,000,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has arranged a new financing for $2,000,000 by way of a private placement of 10,000,000 common shares at $0.20 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

This financing will secure exploration funding through 2003-2004 on the Company's 100% owned and already advanced diamond exploration projects.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.